UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14749
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Committee
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
Durango, Colorado
We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28 or 29, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended February 28, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28 or 29, 2005 and 2004, and the changes in net assets available for benefits for the year ended February 28, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Ehrhardt Keefe Steiner & Hottman PC
July 27, 2005
Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28 or 29,
	2005	2004
Assets
Investments, at fair value
Investments in common collective trust	$183,901	$200,778
Mutual funds	990,520	808,932
Common stock	2,082,513	938,481
Participant loans	37,800	40,645
Total investments	3,294,734	1,988,836
Receivables
Employer contributions	73,953	62,157
Total assets	3,368,687	2,050,993
Liabilities
Excess contributions	—	11,481
Net assets available for benefits	$3,368,687	$2,039,512
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
February 28,
2005
Additions to net assets:
Investment income
Interest and dividends	$54,965
Net appreciation in fair value of investments	1,237,914
Total investment income	1,292,879

Contributions
Employer	73,953
Participants	222,418
Total contributions	296,371

Total additions	1,589,250

Deductions from net assets:
Benefits paid to participants	258,075
Administrative expenses	2,000
Total deductions	260,075

Total increase	1,329,175

Net assets available for benefits
Beginning of year	2,039,512

End of year	$3,368,687
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
General
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the Company).
The Board of Directors of Rocky Mountain Chocolate Factory, Inc. (the “Company”) administers the Plan. Wells Fargo Retirement Plan Services, Inc. (“Wells”) serves as trustee, manages Plan assets, and maintains the Plan’s records. The Plan offers participants a variety of investment options, including mutual funds and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.
Eligibility
An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1 or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.
Contributions
Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the Plan to $13,000 for fiscal 2005 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $16,000. Participants may also add rollover contributions from other qualified plans.
The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation. Total matching contributions were $36,248 for the year ended February 28, 2005. Also, the Company may make discretionary contributions to the Plan. During fiscal 2005, the Company made a discretionary contribution of $37,705 to the Plan. The Company makes its matching and discretionary contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Participants who are subject to limitations on individual contributions, due to their level of pay in relation to that of the other participants, share in Company contributions to the extent of their contribution. Allocations are based upon Plan earnings and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting
Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and become 33% vested after year one, 67% vested after year two, and 100% vested after year three.
Forfeitures
Forfeitures of nonvested balances for terminated employees are used to reduce future Company contributions. During 2005 and 2004, forfeited nonvested balances used to reduce Company contributions were $1,458 and $84, respectively.
Payment of Benefits
In the case of death, disability or retirement, benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the plan when paid.
Administrative Expenses
The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain plan administrative expenses are paid for by the Plan.
Participant Loans
Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.00% to 9.00% on outstanding loans at February 28, 2005. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between October 2005 and October 2009.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investments
The Plan’s investments are stated at fair value as determined by quoted market prices. Loans to participants are valued at the amortized principal amount, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation of investments.
Risk and Uncertainties
The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Concentration
At February 28, 2005 and February 29, 2004, approximately 62% and 46% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.
NOTE 3 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Form 5500 at February 29 or 28:

	2005	2004
Net assets available for benefits — financial statements	$3,368,687	$2,039,512
Less: Participant contributions receivable	—	—
Plus: Excess contributions	—	11,481
Net assets available for benefits — Form 5500	$3,368,687	$2,050,993
The following is a reconciliation of participants’ contributions reflected in the financial statements to the Form 5500 for the year ended February 28:

2005
Participants’ contributions — financial statements	$222,418
Less: Beginning of year excess contributions	(11,481)
Participants’ contributions — Form 5500	$210,937

NOTE 4 — PLAN AMENDMENT AND INCOME TAX STATUS
The Plan is a qualified benefit plan under Section 401(a) of the Internal revenue Code and, as such, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan received its determination letter from the Internal Revenue Service on August 30, 2001.
The Plan has since been amended and although the restated Plan has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 5 — INVESTMENTS
Investments that individually represent 5% or more of the Plan’s net assets available for benefit are denoted with an (*) at February 29 or 28:

	2005		2004
Investments in common collective trust
Stable Return Fund	$183,901	*	$200,778	*
Mutual funds
Wells Fargo Index Fund	184,567	*	166,370	*
Wells Fargo Large Company Growth Fund	—		136,837	*
Wells Fargo Moderate Balanced Fund	—		160,499	*
American Funds Growth Fund of America	247,149	*	—
Common stock
Rocky Mountain Chocolate Factory, Inc.	2,082,513	*	938,481	*
During fiscal 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,237,914 as follows:

2005
Investments in common collective trust	$12,529
Mutual funds	93,941
Common stock	1,131,444
NOTE 6 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all related to the Trustee, qualify as party-in-interest transactions.
NOTE 7 — TERMINATION OF THE PLAN
While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

SUPPLEMENTAL SCHEDULE
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
February 28, 2005
EIN: 84-0910696
Plan No. 001

		(c)
		Description of
	(b)	investment including
	Identity of issue, borrower, lessor, or	maturity date, rate of interest,	(e)
(a)	similar party	collateral, par, or maturity value	Current value
*	Wells Fargo Stable Return Fund	Common collective trust	$183,901
*	Wells Fargo Moderate Balanced Fund	Mutual Fund	113,112
*	Wells Fargo Montgomery Total Return Bond	Mutual Fund	53,514
*	Wells Fargo Small Cap Opportunities	Mutual Fund	110,012
*	Wells Fargo Equity Income Fund	Mutual Fund	133,423
*	Wells Fargo Index Fund	Mutual Fund	184,567
*	Wells Fargo Outlook 2010	Mutual Fund	2,028
	Artisan Mid Cap	Mutual Fund	11,883
	Van Kampen Comstock Mutual Fund	Mutual Fund	1,064
	T. Rowe Price Mid Cap Value	Mutual Fund	11,408
	American Funds Europacific Growth	Mutual Fund	122,360
	American Funds Growth Fund of America	Mutual Fund	247,149
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	2,082,513
*	Participant loans	Participant loans — interest at 5.0% to 9.0%, maturing from October 2005 to October 2009, collateralized by participant account balances	37,800
	Total		$3,294,734

*	Column (a) indicates a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 15, 2005	/s/ Bryan J. Merryman
Bryan J. Merryman,
Chief Operating Officer, Chief Financial Officer, Treasurer, Director and Plan Administrator